MANDATE OF THE BOARD OF DIRECTORS

(revised November, 2020)

The Board of Directors (the “Board”) of Endeavour Silver Corp. (the “Company”) is responsible for the stewardship of the Company. The Board is responsible for overseeing the conduct of the business of the Company and supervising management who is responsible for managing the operations of the Company. In doing so, the directors must act honestly and in good faith with a view to the best interests of the Company.

The Board’s mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board’s objectives and day-to-day management of the Company. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.

Specific responsibilities of the Board include the following:

Board Organization

1. The Board is responsible for developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company. The Board takes into account recommendations of the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval of its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committees and committee chair appointments, committee charters and director compensation. The election of directors to the Board is also subject to the

Company’s Majority Voting Policy approved by the Board. When the Chair of the Board is not an independent director, the independent directors of the Board shall designate an independent director to be the lead director. The Board is responsible for determining the roles and responsibilities of the Chair or, if applicable, lead director. The Board shall annually evaluate the independence of the Chair and, if applicable, lead director.

2. The Board may delegate to Board committees matters that the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

3. The Board is responsible for ensuring that new directors receive a comprehensive orientation regarding the role of the Board, its committees and its directors, the contributions that individual directors are expected to make (including in terms of time and resources), and the nature and operation of the Company’s business. The Board is also responsible for ensuring that measures are taken to provide continuing education opportunities for its directors to ensure that they maintain or enhance their skills and abilities as directors of the Company and to ensure that their knowledge and understanding of the Company’s business remains current.

4. The Board shall meet at least quarterly and at such other times as the Chair may determine. The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

5. Directors of the Company have the following basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials. The minimum attendance expectation for Board meetings is 75% and the minimum attendance expectation for committee meetings is 75%. Directors and committee members are expected to prepare for each Board and committee meeting by reviewing in advance relevant materials provided for such meeting.

6. The Board shall annually review the charters of each Board committee and the Company’s other corporate governance policies and revise, as necessary. The Company shall annually review the performance of the Board and its committees against their respective charters and mandates and disclose the process in all applicable public documents. The Board shall also annually evaluate the performance of individual directors, the performance of the Chair and the performance of the lead director, if any.

Management

7. The Board is responsible for approving the appointment of the officers of the Company. The Board, to the extent feasible, is responsible for satisfying itself as to the integrity of the Chief

Executive Officer (“CEO”) of the Company and other executive officers of the Company and that the CEO and other executive officers create a culture of integrity throughout the Company.

8. The Board, together with the CEO, is to develop a clear position description for the CEO, which includes delineating management’s responsibilities. The Board is to also develop or approve the corporate goals and objectives that the CEO is responsible for meeting. The Board, together with the CEO, may also develop, if desired, a position description for the Chief Operating Officer and the Chief Financial Officer of the Company.

9. The Board approves the compensation of officers and reviews and approves the Company’s incentive compensation plans. In doing so, the Board takes into account the advice and recommendations of the Compensation Committee.

10. The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business, are reviewed by and are subject to the prior approval of the Board.

11. The Board is responsible for succession planning (including appointing, training and monitoring senior management) and shall ensure that adequate plans are in place for management development and succession.

Strategic Planning

12. The Board is responsible for adopting a strategic planning process for the Company and shall approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.

13. The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the goals and objectives of the Company. The Board is responsible for reviewing the business, financial and strategic plans proposed by management to reach such goals and objectives.

14. The Board will use its experience and expertise to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

15. The Board will consider alternative strategies in response to possible unsolicited change of control transactions or takeover bids with a view to maximizing value for shareholders and ensuring that the best interests of the Company are served. The Board will ensure management considers and maintains defensive strategies on an ongoing basis to ensure timely and appropriate responses to any such actions.

Monitoring of Financial Performance and Other Financial Matters

16. The Board is responsible for enhancing the alignment of shareholder expectations, Company plans and management performance.

17. The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals and revising its direction to management in light of changing circumstances affecting the Company.

18. The Board is responsible for the Company’s internal control and management information systems. Directly and through the Audit Committee, the Board assesses the integrity of the Company’s internal controls over financial reporting and management information systems.

19. The Board reviews and approves capital, operating and exploration and development expenditures, including any budgets associated with such expenditures.

20. The Board is responsible for approving the audited annual financial statements and, if required by applicable securities legislation, the interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements. The Board may delegate responsibility for approving interim financial statements to the Audit Committee.

21. The Board is responsible for reviewing and approving material transactions outside the ordinary course of business, including material investments, acquisitions and dispositions of material capital assets, material capital expenditures, material joint ventures, and any other major initiatives outside the scope of approved budgets.

22. The Board approves those matters that are required under the Company’s governing statute to be approved by the directors of the Company, including the issuance, purchase and redemption of securities and the declaration and payment of any dividends.

Risk Management

23. The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks.

24. The Board shall ensure management has established the appropriate processes and procedures to identify, manage and mitigate, when necessary, the principal risks of the Company’s business and to monitor those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks taken and the performance of the Company shareholders.

25. The Board is to monitor the conduct of management of the Company to ensure that the Company complies with applicable legal and regulatory requirements.

Policies and Procedures

26. The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Company is operated and approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations. The Board is responsible for adopting a written code of ethical business conduct for the directors, officers and employees of the Company and is responsible for monitoring compliance with the code and to encourage and promote a culture of ethical business conduct.

27. The Board is responsible for taking steps to ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

28. The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

29. The Board is responsible for adopting a communication policy for the Company and has approved a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

30. The Board will ensure that the Company has appropriate policies and processes in place so that the Company complies with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

31. The Board will review and approve appropriate criteria against which to evaluate and report on corporate performance.

32. The Board is to ensure that measures are established for receiving feedback from stakeholders. These measures presently include a whistleblower policy whereby stakeholders are able to contact independent directors. maintaining transcripts of quarterly conference calls and an “Ask the CEO” platform which independent directors are able to monitor questions from stakeholders and management’s responses.